Exhibit 21.1

SUBSIDIARIES

Company	Jurisdiction	% Owned*
1. Muriel Siebert & Co., LLC	Delaware	100.0%
2. Siebert AdvisorNXT, LLC	New York	100.0%
3. Park Wilshire Companies, Inc.	Texas	100.0%
4. Siebert Technologies, LLC	Nevada	100.0%
5. RISE Financial Services, LLC	Delaware	100.0%
6. StockCross Digital Solutions, Ltd.**	Bermuda	100.0%
7. Gebbia Media, LLC	Florida	100.0%
8. Siebert Crypto, LLC	Delaware	100.0%

*	Ownership percentage as of the date of this Report
**	Inactive subsidiary